FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

August 16, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 16, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Tom Irwin as Vice President, Alaska and Karl Hanneman as Alaska General Manager.

Item 5.	Full Description of Material Change

The Issuer reports that Thomas E. Irwin has been promoted to the positions of Vice President, Alaska, and President, Tower Hill Mines, Inc., the U.S. operating subsidiary. Effective immediately, Mr. Irwin will assume responsibility for management of all Alaska activities of the subsidiary for the Livengood Gold Project. Most recently the Alaska General Manager for the Livengood Gold Project, Mr. Irwin has over 35 years’ experience in the natural resource industry constructing, optimizing, operating and permitting major mining projects in Alaska, Nevada and Colorado with companies such as Amax Gold Inc. and Kinross Gold Corporation. He also served for six years as Commissioner of the Alaska Department of Natural Resources.

The Issuer has also appointed Karl Hanneman to the position of Alaska General Manager. Mr. Hanneman has been with the Issuer since May 2010, during which time he was responsible for assembling the Alaska team and served as Project Manager. Mr. Hanneman has more than 30 years of Alaska-based mining industry experience including a key role on the team that worked to successfully resolve the permit issues at the Red Dog Mine and was Alaska Regional Manager during development and permitting of the Pogo Gold Mine.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the identification of additional deposits on the Issuer’s Livengood land package, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chief Executive Officer Business Telephone No.: (604) 683-6332

Item 9.	Date of Report

August 16, 2012